EXHIBIT 99.1

Galapagos appoints Bart Filius as President and Chief Operating Officer

Mechelen, Belgium; 24 March 2021; 21.01 CET; Galapagos (Euronext & Nasdag; GLPG) announced today that its Supervisory Board has promoted Bart Filius to President and Chief Operating Officer (COO). Going forward, CEO Onno van de Stolpe will maintain oversight of the research and development activities, while Bart Filius will take responsibility for business development, commercial strategy, finance, human resources, and other business operations.

Bart Filius joined Galapagos in 2014 as Chief Financial Officer and subsequently took on the responsibility as COO in 2017. During these years, Bart managed the substantial growth of the company, successfully conducted the Nasdaq IPO, and played a leading role in the negotiations for the R&D partnership with Gilead.

Prior to joining Galapagos, Bart spent 13 years at Sanofi, where he had leadership roles of increasing responsibility in finance, country management and M&A. In his early career, Bart was a strategy consultant at Arthur D. Little. Bart holds an MBA from INSEAD.

Commenting on the promotion, CEO Onno van de Stolpe said, “I’m delighted that Bart will take up this new role. He has been instrumental in transforming Galapagos into a fully integrated biotech, and he has proven that he has outstanding strategic vision, business acumen, and leadership skills. Going forward, I want to give my full attention to research and development and our strategy to develop first-in-class medicines based on the discovery of novel targets.”

Bart Filius added, “I’m highly energized by the opportunity to lead Galapagos into the future, together with Onno and the Management Board. We are in the midst of launching our first commercial product and are preparing for future indications. Galapagos is very keen to broaden its portfolio through smart business development and has the financial resources to do so. To achieve our goals, our business operations need to run smoothly. I look forward with confidence to working on these 3 priorities with the talented team of people that we have on board. These are challenging but exciting times for Galapagos.”

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
 ir@glpg.com

Media:
Carmen Vroonen
Global Head Communications & Public Affairs
+32 473 824 874

Kyra Obolensky
Senior Director Corporate Communications
+32 491 92 64 35

communications@glpg.com

Galapagos Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, that Galapagos may not be successful in implementing its strategy to develop first-in-class medicines based on novel target discovery, the inherent risks associated with regulatory approval requirements (including that future indications for our first commercial product may not be approved due to safety, efficacy or other reasons) and that Galapagos may not be able to successfully complete business development transactions, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.